ASSET SUMMARY

Building Address:	401 Market Street Shreveport, Louisiana 71101
Year Constructed:	1977
Height:	16 stories
Gross Building Area:	200,951
Rentable Square Footage:	197,605
Parking:	430 spaces in parking garage 14 guest/handicapped spaces in the motor plaza
Land Area:	Building: 24,000 square feet Motor Plaza: 24,000 square feet Garage: 36,000 square feet Total: 84,000 square feet
Building Construction:	The building is an octagonal-shaped high rise with an aluminum curtain wall. The outer skin is comprised of 2,876 tinted solar reflective cool glass panels, accented by darker bands on the first fifteen floors, including the mezzanine level. Brick paved entrances lead to a two-flagpole structure, brick archway, and skylights prior to the main building entrance. Building lobby is brick, marble, and granite leading to the elevators. The elevator cove is wrapped with marble walls with stainless steel elevator doors on the first floor.
Refurbished Common Areas:	The hallways and elevator lobbies were renovated and refurbished in 2000 on eleven out of fourteen upper floors.
Lease Space Refurbishment:	Fifty-six percent (56%) of all tenants' lease premises have been refurbished/remodeled since 1997.
Garage Construction:	The structure is pre-stressed concrete construction designed for minimum maintenance. An electronic card access system was installed in September 2000.
Motor Plaza:	American Tower is the only downtown property with a motor plaza that provides the convenience of a covered drop-off area and short-term parking.

Fire Protection/Building Safety:	A state-of-the-art Life Safety System that includes smoke detectors and strobes was installed in 2000. The common area, tenant areas and all stairwells are fully sprinkled and the stairwells are pressurized during emergency situations.
HVAC:	Two 321-ton chillers serve individual Carrier 39 air handling units located on each floor. Interior space temperature is controlled via variable air volume Carrier moduline units. Perimeter zones are variable air volume units with electric resistance heat coils controlled by a centrally located pneumatic thermostat. The 15th floor is serviced during building off-hours by a separate 68-ton chiller, which is separately metered.
Flooring:	Brick, marble and granite cover the ground level public areas. Commercial grade carpet covers all other public areas and tenant spaces (not including restrooms and tenant kitchen areas).
Wall Partitions:	The interior wall partitions are comprised of laminated vinyl factory pre-finished 5/8" Gypsum Wallboard systems and 5/8" sheetrock covered with paint, vinyl or fabric wall coverings.
Restrooms:	The restrooms, all handicapped accessible, consist of tile floors, porcelain fixtures, stainless steel hardware and laminate covered vanities.
Energy Conservation:	A Honeywell energy conservation system, installed in 2000, regulates the various engineering and mechanical systems.
Elevators:	Number: Five (four passenger, one freight) Speed: 500 feet per minute Capacity: Four passenger at 3,000 pounds One freight at 4,000 pounds

John R. Bowman & Assoc., Inc.

ALTA/ACSM Survey

Lots 9, 10, 11, 12, 13, 14, 15 and 16, Block 51 and Lots 6, 7, 8, 14, 15 and 16, Block 52, As Recorded in Book L, Page 444 and Reinscribed in Book 250, Page 100 of the Records of Caddo Parish, Louisiana, Together with Right and Interest in and to the Air Space over the Portion of the Alley or Public Way lying between 16 feet and 300 feet from the surface of said Alley and being adjacent to Lots 14 through 16 inclusive, and Lots 6 through 8 inclusive, Block 52, City of Shreveport, As Recorded in Book L, Page 444 and Reinscribed in Book 250, Page 100 of the Records of Caddo Parish, Louisiana, together with all buildings and improvements thereon.

June 1, 1997 — Scale: 1" = 40'

Updated August 6, 2003, September 7, 2005 and February 20, 2006

Rancho Pacific Commercial, Inc.



Block 53
Block 57
Block 58
Block 39
Block 40
Block 52
Block 51
Fannin Street
Travis Street
Spring Street
Market Street
Texas Street
Alley
66'
86'
100'
20'
GRAPHIC SCALE 1"=40'
0.417 Acres
4 Level Parking Garage
1.111 Acres

SCHEDULE B - SECTION II EXCEPTIONS

CERTIFICATION

The undersigned, a land surveyor, duly registered and licensed in the State of Louisiana, hereby certifies to Greenwich Capital Financial Products, Inc., a Delaware Corporation, Rancho Pacific Commercial, Inc. and First American Title Insurance Company, Sinclair Law Firm, LLC and their respective successors and assigns" that: (i) this land survey plat has been prepared based upon field work conducted on the property shown hereon, performed by me or under my direct supervision on February 20, 2006, (ii) the description of the property shown hereon is true and correct, and such description closes by engineering calculation, (iii) this survey plat correctly shows the locations and dimensions of all boundaries of the property and all buildings, structures, other improvements, setback lines, party walls, ditches, flood plains, waterways, bodies of water, fences, easements, rights-of-way, utilities, streets, alleys, roadways, curbs, gutters, driveways, curb cuts, parking stalls, traveled ways, disposal sites, and other significant items, located on, adjacent to, appurtenant to, or affecting the subject property, in all cases that are of record, discoverable upon visual inspection, or otherwise know to me, (iv) all information shown hereon is true, correct, and complete, (v) the subject property contains (Tower) 48,345 square feet, (Parking Garage) 18,146.81 square feet, (Parking Garage) 18,146.81 square feet and 441 striped parking stalls, (vi) no portion of the said property shown hereon lies within the one hundred year flood plain or any area subject to special flood hazards as designated by the Federal Emergency Management Agency, the United States Department of Housing and Urban Development, the Flood Insurance Administration, or any governmental agency having jurisdiction over the property, (vii) no improvements upon, under, or adjacent to the property constitute or are subject to encroachments, overlaps, or overhangs, except as shown hereon, (viii) no covenants, restrictions, or easements that are of record, discoverable upon visual inspection, or otherwise know to me appear to have violated in any respect, (ix) this map or plat and the survey on which it is based were made in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys," jointly established and adopted by ALTA, ACSM and NSPS in 1999, and pursuant to the Accuracy Standards as adopted by ALTA, NSPS and ACSM and in effect on the date of this certification, the undersigned further certifies that the survey measurements were made in accordance with "Minimum Angle, Distance, and Closure Requirements for Survey Measurements which Control Land Boundaries for ALTA/ACSM Land Title Surveys," and meets the accuracy requirements of an "Urban Survey" as defined therein, and also in all respects meets the requirements of all applicable law.

2/20/2006

John R. Bowman, Jr.
Louisiana License No. 4711

Symbol Legend

Account #: 1002167301
Survey - Lot

John R. Bowman & Assoc., Inc.


SUBJECT
FIRST FILING

SITE SURVEY